UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves investment in bio-jet fuel and renewable diesel plant at RPBC

—

Rio de Janeiro, June 19, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors today approved the Final Investment Decision (FID) for the RPBC Biorefining project, which provides for the implementation of a dedicated plant for the production of bio-jet fuel and renewable diesel at the Presidente Bernardes Refinery (RPBC), located in Cubatão (São Paulo state), with an estimated investment of approximately US$ 1.2 billion.

With this approval, Petrobras will move forward to the final phase of contracting and execution of agreements, with construction works expected to begin by the end of 2026. The project is included in the company’s Business Plan 2026–2030 and, considering financing conditions, has been incorporated into the Base Implementation Portfolio.

The plant will have a production capacity of up to 15,000 barrels per day (bpd) of renewable fuels (bio-jet fuel and renewable diesel), with start-up scheduled for 2030.

The project is aligned with Petrobras’ commitment to lead a just energy transition in Brazil and with the global commitments of the aviation sector to comply with the CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) regulation and Brazil’s Future Fuel Law (Law No. 14,993/2024).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer